

Mailstop 4628

September 13, 2017

Via E-mail
Ms. Patricia E. Yarrington
Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

>   **Re: Chevron Corporation**
>   **Form 10-K for the Fiscal Year ended December 31, 2016**
>   **Filed February 23, 2017**
>   **File No. 1-00368**

Dear Ms. Yarrington:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page FS-2

Critical Accounting Estimates and Assumptions, page FS-18

Impairments of Properties, Plant and Equipment and Investments in Affiliates, page FS-19

1.   You disclose under this section that you reported impairments for certain oil and gas properties during 2016 due to reservoir performance. Describe for us the specific properties and reserve volumes involved, as well as the aspects of reservoir performance that led to the impairment. As part of your response, explain to us how and when the reservoir performance at issue was initially identified, including whether it had been

Ms. Patricia E. Yarrington
Chevron Corporation
September 13, 2017

observed in any earlier periods. Separately, explain to us how the reservoir performance was taken into consideration in connection with determining quantities of proved undeveloped reserves as of December 31, 2016 for related properties.

2.   Explain to us where the impact on reserve quantities related to reservoir performance underlying the 2016 impairment charge is disclosed in the reserve information contained on pages FS-71 through FS-73.

Consolidated Financial Statements, page FS-24

Notes to the Consolidated Financial Statements, page FS-30

Note 15 - Operating Segments and Geographic Data, page FS-40

3.   We note that you have significant international segment sales and other operating revenues, as reported on page FS-42. If revenues from external customers attributed to an individual foreign country are material, expand your disclosure to provide those revenues separately. Additionally, disclose the basis for attributing revenues from external customers to individual countries. See FASB ASC 280-10-50-41a.

Supplemental Information on Oil and Gas Producing Activities, page FS-65

Summary of Net Oil and Gas Reserves, page FS-69

4.   Explain to us how you have evaluated the significance of your NGL volumes for purposes of reserve reporting under FASB ASC 932-235-50-4(a).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources